EXHIBIT 99.1

Valneva to Present and Hold Investor Meetings at Upcoming Conferences in June

Saint-Herblain (France), June 4, 2024 – Valneva SE (Nasdaq: VALN; Euronext Paris: VLA), a specialty vaccine company, today announced that management will participate at several upcoming investor conferences in the United States and Europe during June 2024.

Valneva will present and meet with global institutional investors to discuss VLA15, the world’s leading Lyme Disease vaccine candidate, in Phase 3 development and partnered with Pfizer; the Company’s growing commercial business, including ongoing launch plans for IXCHIQ®, the world’s first and only approved chikungunya vaccine; and VLA1601, its second-generation Zika virus vaccine candidate, currently in Phase 1 clinical development.

Institutional investors who would like to meet 1on1 with management at any of the below conferences are asked to submit a request to their representative at the respective bank.

Jefferies Global Healthcare Conference

Date/time:                 June 6, 2:00pm
Format:                 Fireside chat and investor meetings
Webcast:        https://wsw.com/webcast/jeff302/valn/1846928. A replay of the webcast will be available following the live events in the “Investor” section of the Valneva website.
Location:                New York, NY

13th ODDO BHF Nextcap Forum

Date:                         June 6
Format:                Investor meetings only
Location:                Virtual

Goldman Sachs 45th Annual Global Healthcare Conference:

Date                        June 10 – 13
Format:                Fireside chat and investor meetings
Location                 Miami, FL

Stifel 2nd European Healthcare Summit

Date:                        June 25 – 27
Format:                Investor meetings only
Location:                Lyon, France

About Valneva SE
We are a specialty vaccine company that develops, manufactures, and commercializes prophylactic vaccines for infectious diseases addressing unmet medical needs. We take a highly specialized and targeted approach, applying our deep expertise across multiple vaccine modalities, focused on providing first-, best- or only-in-class vaccine solutions.

We have a strong track record, having advanced multiple vaccines from early R&D to approvals, and currently market three proprietary travel vaccines as well as certain third-party vaccines leveraging our established commercial infrastructure.

Revenues from our growing commercial business help fuel the continued advancement of our vaccine pipeline. This includes the only Lyme disease vaccine candidate in advanced clinical development, which is partnered with Pfizer, as well as vaccine candidates against the Zika virus and other global public health threats.

Valneva Investor and Media Contacts Laetitia Bachelot-Fontaine VP, Global Communications and European Investor Relations M +33 (0)6 4516 7099 laetitia.bachelotfontaine@valneva.com	Joshua Drumm, Ph.D. VP, Global Investor Relations M +001 917 815 4520 joshua.drumm@valneva.com

Forward-Looking Statements

This press release contains certain forward-looking statements relating to the business of Valneva, including with respect to the progress, timing, results and completion of research, development and clinical trials for product candidates, to regulatory approval of product candidates and review of existing products. In addition, even if the actual results or development of Valneva are consistent with the forward-looking statements contained in this press release, those results or developments of Valneva may not be sustained in the future. In some cases, you can identify forward-looking statements by words such as “could,” “should,” “may,” “expects,” “anticipates,” “believes,” “intends,” “estimates,” “aims,” “targets,” or similar words. These forward-looking statements are based largely on the current expectations of Valneva as of the date of this press release and are subject to a number of known and unknown risks and uncertainties and other factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievement expressed or implied by these forward-looking statements. In particular, the expectations of Valneva could be affected by, among other things, uncertainties and delays involved in the development and manufacture of vaccines, unexpected clinical trial results, unexpected regulatory actions or delays, competition in general, currency fluctuations, the impact of the global and European credit crisis, and the ability to obtain or maintain patent or other proprietary intellectual property protection. Success in preclinical studies or earlier clinical trials may not be indicative of results in future clinical trials. In light of these risks and uncertainties, there can be no assurance that the forward-looking statements made during this presentation will in fact be realized. Valneva is providing the information in these materials as of this press release and disclaim any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.